THIS IS A LEGAL INSTRUMENT, IF NOT UNDERSTOOD, LEGAL, TAX, OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

# COMMERCIAL LEASE

This lease, made on (date) _1 - 1 - 2010_ by and between _____ _Shawn Knapp_ (hereinafter called landlord) and _____ _Shogun Energy Inc._ (Hereinafter called the tenant(s)).

## THE LANDLORD AND TENNANT AGREE THAT:

1. The landlord has this day leased to the tenant the premises known and described as: _____ _118 Front St_ _____ Brookings SD, to be occupied by said tenant(s) and no other persons upon the terms and conditions set forth in this lease. The term of this lease shall be from 12:00 (noon) o'clock _January 1_ , _2010_, to 12:00 (noon) o'clock, _December 31_ _2015_.

2. a) Tenant will give 30 days written notice before the end of the lease period of intent to renew lease for said premises or intent to vacate upon termination of lease. Should tenant occupy the premises after the term of the lease has expired but prior to negotiation of a new lease, tenant does so as a month-to-month-tenant only, and will give 30 days notice before the end of any rental month before vacating.
   b) Any month-to-month tenant under sub-paragraph A of this paragraph 2, shall be bound by the terms of this lease.

3. The tenant shall pay the landlord a total of $ _264,000 00_ as rent for the term stated $ _4400 00_ per month payable by the 3rd day of each month.

   The first month's pro rata share, if any, is $ _N/A_

4. The premises are (check one): _____ not __X__ partly _____ fully furnished.
   The following furniture is included in lease _____ _Main office Furnishings and Desks_

5. The tenant shall arrange prior to occupancy for billing to tenant address and be responsible for the following utilities for the term of this lease (check those applicable)

   a. __X__ Water and Sewer   b. __X__ Gas   c. __X__ Electricity   d. __X__ Trash
   e. __X__ Phone (if desired)

6. The Tenant Shall:

   a) Remove snow within (12) hours of cessation of snowfall off sidewalk or walkway, and keep sidewalks and walkways clean and clear of all refuse.

I/WE HAVE READ AND UNDERSTAND THE ABOVE _SK_ _____ _____ _____ _____ (initials)

b) Abide by all rules and regulations in effect at the time of signing this lease (a copy of which is attached to and made part of the lease) and such amended rules or regulations which tenant assents to in writing.

c) Place garbage and refuse in their containers.

d) Pay for any damage to leased premises or to appliances, fixtures herein, ordinary wear excepted. Be responsible and liable for any thefts or accidents on leased premises.

e) Give prompt notice to landlord of any maintenance or repairs required.

f) Be liable for the following damage but not limited to, windows, doors, carpet, curtains, interior walls and any fixtures or furniture.

7. In the event that the leased premises are sold, transferred or otherwise conveyed, the landlord or any subsequent owner may elect to terminate this lease as of the date of sale or at anytime thereafter. However, such election will require that the tenant be given at least 180 days notice prior to the date the lease will be terminated.

8. All notices to quit and eviction shall be issued in adherence to the laws of South Dakota regarding forcible entry and detainer. In the event an unlawful detainer action is commenced, the defaulting party shall pay the prevailing party reasonable compensation for out-of-pocket expenses and other fees and further compensated on an hourly basis for any time required to the prevailing party by the action.

9. Except as otherwise stated in this lease, in the event of any legal action concerning this lease, the defaulting party shall pay the prevailing party's reasonable attorney fees and court costs to be fixed by the court wherein such judgement shall be entered. In the event any portion of this Agreement shall be found not to be insupportable or unenforceable by law the remaining provisions shall continue to be valid.

10. The tenant may assign sublet or allow any other person to occupy the leased premise for any part of the term of this lease only upon written consent of the landlord, which shall not be unreasonably withheld.

11. In the event of any default by the tenant wherein the landlord in its sole option deems it necessary to serve the tenant a Demand for Compliance or Possession, the tenant shall pay the landlord $25.00 for each service.

12. Landlord warrants that to the best of his/her knowledge the premises are habitable and free from material defects. The tenant agrees to accept the premises "as is" and that no warranty or guarantee is expressed or implied by landlord or landlord's agent.

I/WE HAVE READ AND UNDERSTAND THE ABOVE _SK_ _____ _____ _____ _____ (initials)

13. The tenant understands that the execution of this agreement entails an important decision that has legal implications. The tenant acknowledges that they have not received financial or legal advice from the landlord but instead have been advised to seek their own legal advice regarding the execution of this agreement.

14. Any leasehold improvements made by the tenant shall become the property of the landlord and shall otherwise insure to the benefit of the landlords. Nevertheless, the landlord may require the tenant, at the tenants sole cost and expense to remove such lease improvements and return the rented property to its original condition.

15. All parties agree that they are jointly and severally liable for their obligations under this agreement.

16. ADDITIONAL PROVISIONS:

Lease Renewal in 2015, tenant has the option to renew lease for an additional 5 year term with a renewal cap on rent at 20% of current rent.

17. If tenant wants to end this lease prior to the termination date on this agreement, tenant can do so only with written permission from landlord. A charge of one full month's rent will be charged to tenant for ending this lease. This does not release the tenant from any obligations of this lease unless provided for in writing by landlord.

This lease and written notations upon it constitute the entire lease agreement between landlord and tenant.

TENANT: Shogun Energy Inc.          DATE: Jan 1 2010

LANDLORD: Shawn Knapp          DATE: Jan 1 2010

I/WE HAVE READ AND UNDERSTAND THE ABOVE _SK_ ____ ____ ____ ____ (initials)